Exhibit 99.(a)(1)(C)

FORM OF EMAIL CONTAINING PERSONALIZED ELECTION FORM

FORM OF NOTICE CONTAINING PERSONALIZED ELECTION FORM

To:	[Eligible Optionee Name]
From:	TenderOffer@sonic.com
Subject:	Personalized Election Form

Earlier today, Sonic Solutions sent you an email announcing the commencement of a stock option repurchase program (the “Offer”). Capitalized terms not otherwise defined have the meanings ascribed to them in the Information Statement to the email announcing the commencement of the Offer.

Attached to this email is your personalized Election Form which describes the details of your outstanding option grants that are eligible for participation in the Offer.

IMPORTANT: In order to accept the Offer, you must complete and submit an Election Form that sets forth your election for each of your Options by December 26, 2008 at 11:59 p.m., Eastern Standard Time (or a later date of we extend the Offer).

If you have any questions about your Election Form or the other documentation you have previously received, please email them to TenderOffer@sonic.com.

Participation in the tender offer is voluntary. We make no recommendation as to whether you should participate in the Offer and we strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the Offer.